

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 20, 2024

Matthew Cullen
General Counsel
Porch Group, Inc.
411 1st Avenue S., Suite 501
Seattle, Washington 98104

> **Re: Porch Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 15, 2024**
> **File No. 333-277992**

Dear Matthew Cullen:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Aliya Ishmukhamedova at 202-551-7519 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Andrew Moore